UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Kasper A.S.L., Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

485808109

(CUSIP Number)

Carolyn R. Gorman, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, #1800

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lonestar Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __ X__

3. SEC Use Only

4. Source of Funds (See Instructions) WC, OO, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 333,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 333,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lonestar Capital Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __ X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 333,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 333,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9%

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jerome L. Simon

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __ X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 333,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 333,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9%

14. Type of Reporting Person (See Instructions)

IN

HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Kasper A. S. L., Ltd. (the "Company"). The principal executive office of the Company is located at 77 Metro Way, Secaucus, New Jersey, 07094.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) The names of the persons filing this statement are Lonestar Partners, L.P., a Delaware limited partnership ("Lonestar"); Lonestar Capital Management LLC, a Delaware limited liability company ("LCM") that was created effective July 1, 2003, on conversion of Southampton Capital LLC, a Texas limited liability company that was a "Filer" on the first amendment to this Schedule 13D; and Jerome L. Simon ("Simon") (collectively, the "Filers"). Southampton Capital Partners, L.P., which was a "Filer" on the first amendment to this Schedule 13D, dissolved effective June 30, 2003.

The Filers are filing this Schedule jointly, but Lonestar expressly disclaims membership in a group. Simon and LCM constitute a group within the meaning of Rule 13d-5(b) and disclaim membership in a group with any other person or entity.

(b) The business address of the Filers is One Maritime Plaza, Suite 1100, San Francisco, California 94111.

(c) LCM is the investment adviser to and general partner of Lonestar. Simon is the manager and sole member of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 6 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Shares were as follows:

Purchaser	Client	Source of Funds	Amount
LCM	Lonestar	Working Capital	$9,547

Item 4. Purpose of the Transaction.

No Change.

Item 5. Interest in Securities of the Issuer

To the knowledge of the Filers, the beneficial ownership of the Shares by each Filer at the date hereof is reflected on that Filer's cover page. The Filers effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Filers since July 29, 2003.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
LCM	Sell	08/01/2003	11,000	2.56
LCM	Sell	08/04/2003	105,000	2.12
LCM	Sell	08/05/2003	1,000	1.95

Each Filer ceased to be a beneficial owner of more than five percent of the Shares on August 4, 2003.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the investment adviser to and general partner of Lonestar pursuant to a Third Amended and Restated Agreement of Limited Partnership providing to LCM the authority, among other things, to invest the funds of Lonestar in the Shares, to vote and dispose of Shares and to file this statement on behalf of Lonestar. Pursuant to such Third Amended and Restated Agreement of Limited Partnership, LCM is entitled to allocations based on assets under management and realized and unrealized gains.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2003

LONESTAR PARTNERS, L.P. By: Lonestar Capital Management, LLC, General Partner By: /s/ Jerome L. Simon Jerome L. Simon Manager	LONESTAR CAPITAL MANAGEMENT LLC By: /s/ Jerome L. Simon Jerome L. Simon Manager /s/ Jerome L. Simon Jerome L. Simon